DANIEL H. LUCIANO

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ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND

TELEPHONE

908-832-5546

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EFAX

847-556-1456

August 18, 2008

Mr. Dave Walz, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Avani International Group, Inc. (“Company”)

Form 10-KSB for the period ended December 31, 2007.

Dear Mr. Walz:

In accordance with our conversations earlier today, below (italicized text) is the revised disclosure which we propose including in the Company’s revised Form 10-KSB. Please note that the text will replace in its entirety, the existing text of Item 8A of Part II.

Item 8A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-KSB, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934).  Based on  that evaluation, our Chief Executive Officer and Chief Financial  Officer  concluded  that  our  disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we  file  or  submit  under the Securities Exchange Act of 1934 (i) is recorded, processed,  summarized  and  reported  within  the  time  periods  specified  in Securities  and Exchange Commission rules and forms, and (ii) is accumulated and communicated  to our management, including our Chief Executive Officer and Chief Financial  Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting.  Management's  assessment  of the effectiveness  of our internal control over financial reporting is expressed at the  level  of  reasonable assurance that the control system, no matter how well designed  and operated, can provide only reasonable, but not absolute, assurance that  the  control  system's  objectives  will  be  met.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of December 31, 2007, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that they believe that, as of the end of the period covered by the Annual Report, our disclosure controls and procedures were not effective at a reasonable assurance level.  In reaching this conclusion, the Chief Executive Officer and Chief Financial Officer noted that we failed to include in our Annual Report a report by management on the Company’s internal control over financial reporting and that the certifications contained in Exhibits 31.1 and 31.2 of the Annual Report did not include the required certifications relating to the Company’s internal controls over financial reporting as required by applicable SEC regulations.  We are currently reviewing our disclosure controls and procedures to correct the deficiency that lead to this omission and expect to implement changes in the near term.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.

Changes in internal controls over financial reporting.

In addition, there were no significant changes in our internal control over financial reporting that could significantly affect these controls during our most recent quarter.

Please note that upon approval from your office, we will file the amended Form 10-KSB.

If you have any questions concerning the matters contained herein, please contact me at 908-832-5546.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano